EXHIBIT A

PRESS RELEASE

FOR IMMEDIATE RELEASE	Contacts:	Don R. Madison, CFO Powell Industries, Inc. 713-947-4422 Ken Dennard / ksdennard@drg-e.com Karen Roan / kcroan@drg-e.com DRG&E / 713-529-6600

POWELL INDUSTRIES REPORTS FISCAL 2004
FOURTH QUARTER AND YEAR END RESULTS

HOUSTON – DECEMBER 15, 2004 – Powell Industries, Inc. (NASDAQ: POWL), a leading manufacturer of equipment and systems for the management and control of electrical energy and other critical processes, today announced results for the fiscal 2004 fourth quarter and year ended October 31, 2004.

         Revenues for the fourth quarter of 2004 were $48.6 million compared to revenues of $57.2 million for the fourth quarter of 2003. The company reported a net loss for the fourth quarter of $415,000, or ($0.04) per diluted share, compared to net income of $1.2 million, or $0.12 per diluted share, in the same period a year ago. This year’s fourth quarter results include pre-tax expenses of $630,000, or $0.04 per diluted share, associated with the consolidation of operations. The company generated $5.5 million in free cash flow, defined as total cash flow from operations of $7.1 million less all capital expenditures of $1.6 million, in the fourth quarter. The company uses this measure because it believes free cash flow is a good indicator of operating efficiency.

         Thomas W. Powell, chairman and chief executive officer, stated, “We are pleased to report that inquiries for our products continue to improve and that new orders in the fourth quarter exceeded $60 million, an order rate that we haven’t experienced in several years. We have substantially completed the consolidation of our manufacturing operations and look to benefit from our improved efficiencies, as well as better market conditions, in fiscal 2005 and beyond.”

         The Electrical Power Products segment recorded revenues of $40.0 million in the fourth quarter compared to $50.2 million in the fourth quarter a year ago. Loss from continuing operations before income taxes for Electrical Power Products totaled $1.5 million versus income of $3.1 million in last year’s fourth quarter and includes pre-tax consolidation costs of $630,000.

         Process Control Systems’ revenues for the fourth quarter were $8.6 million compared to $7.0 million for the same period a year ago. Income from continuing operations before income taxes for Process Control Systems totaled $41,000 versus $523,000 a year ago.

         The company’s order backlog as of October 31, 2004, was $134.3 million compared to $120.4 million at the end of the third quarter of 2004 and $157.5 million at the end of the fourth quarter one year ago. New orders placed during the fourth quarter of 2004 totaled $61.5 million versus $42.1 million in this year’s third quarter and $36.3 million in the fourth quarter a year ago.

         Revenues for fiscal 2004 were $206.1 million compared to revenues of $253.4 million for fiscal 2003. Fiscal year 2004 net income was $1.4 million, or $0.13 per diluted share, versus $7.1 million, or $0.67 per diluted share. Fiscal 2004 net income includes $2.2 million in pre-tax expenses, or $0.13 per diluted share, associated with the consolidation of operations. Fiscal 2003 net income included the effect of a change in accounting principle of $510,000 for the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Excluding the effect of a change in accounting principle, net income from continuing operations for fiscal year 2003 was $7.6 million, or $0.71 per diluted share.

         For fiscal 2004 Electrical Power Products recorded revenues of $173.5 million compared to $227.0 million in fiscal 2003. Loss from continuing operations before income taxes for Electrical Power Products was $87,000 versus income of $12.5 million in fiscal 2003 and includes pre-tax consolidation costs of $2.2 million.

         Process Control Systems revenues for fiscal 2004 were $32.7 million compared to $26.4 million last year. Income from continuing operations before income taxes for Process Control Systems totaled $1.1 million versus $1.4 million a year ago.

OUTLOOK

         The following statements are based on the current expectations of the company. These statements are forward-looking and actual results may differ materially as further elaborated in the last paragraph below.

         Based on current booking trends, Powell Industries expects fiscal 2005 first quarter earnings to range between $0.01 and $0.06 per diluted share, which will include pre-tax expenses of approximately $300,000 to $400,000 to complete the consolidation of operations. Full year 2005 earnings are expected to range between $0.45 and $0.60 per diluted share, which will include approximately $400,000 to $500,000 of pre-tax expenses for consolidation of operations. Fiscal 2005 revenue is expected to range between $215 million and $230 million. Due to the prospect of strong business conditions in fiscal 2005, the company expects to have a use of free cash flow of between $5 million and $10 million for the full year.

CONFERENCE CALL

        Powell Industries has scheduled a conference call for Wednesday, December 15, 2004, at 11:00 a.m. eastern time. To participate in the conference call, dial (303) 262-2140 at least 10 minutes before the call begins and ask for the Powell Industries conference call. A replay of the call will be available approximately two hours after the live broadcast ends and will be accessible until December 22, 2004. To access the replay, dial (303) 590-3000 using a passcode of 11015975.

        Investors, analysts and the general public will also have the opportunity to listen to the conference call over the Internet by visiting http://www.powellind.com. To listen to the live call on the web, please visit the website at least fifteen minutes before the call begins to register, download and install any necessary audio software. For those who cannot listen to the live webcast, an archive will be available shortly after the call and will remain available for approximately 30 days at http://www.powellind.com.

         Powell Industries, Inc., headquartered in Houston, TX, designs, manufactures and services equipment and systems for the management and control of electrical energy and other critical processes. Powell provides products and services to the transportation, environmental, industrial and utility industries. For more information, please visit www.powellind.com.

Any forward-looking statements in the preceding paragraphs of this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainty in that actual results may differ materially from those projected in the forward-looking statements. In the course of operations, we are subject to certain risk factors, including but not limited to competition and competitive pressures, sensitivity to general economic and industrial conditions, international political and economic risks, availability and price of raw materials and execution of business strategy. For further information, please refer to the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company without charge.

– Tables to follow –

POWELL INDUSTRIES, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended October 31,		Years Ended October 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
(In thousands, except per share data)
Revenues	$48,634	$57,218	$206,142	$253,381
Cost of goods sold	40,456	45,223	170,473	204,415

Gross profit	8,178	11,995	35,669	48,966
Selling, general and administrative expenses	9,860	8,481	35,434	35,297

Income (loss) before interest and income taxes	(1,682)	3,514	235	13,669
Interest expense	29	58	136	403
Interest income	(279)	(191)	(880)	(578)

Income (loss) from continuing operations before income taxes and
cumulative effect of change in accounting principle	(1,432)	3,647	979	13,844
Income tax provision (benefit)	(994)	2,407	(427)	6,216
Minority Interest	(23)	--	(23)	--

Income (loss) from continuing operations before cumulative effect
of change in accounting principle	$(415)	$1,240	$1,429	$7,628
Cumulative effect of change in accounting principle, net of tax	$--	$--	$--	$(510)

Net income (loss)	$(415)	$1,240	$1,429	$7,118

Net earnings per common share:
Basic:
Earnings (loss) from continuing operations	$(0.04)	$0.12	$0.13	$0.72
Cumulative effect of change in accounting principle	--	--	--	(0.05)

Net earnings (loss)	$(0.04)	$0.12	$0.13	$0.67

Diluted:
Earnings (loss) from continuing operations	$(0.04)	$0.12	$0.13	$0.71
Cumulative effect of change in accounting principle	--	--	--	(0.04)

Net earnings (loss)	$(0.04)	$0.12	$0.13	$0.67

Weighted average number of common shares outstanding	10,723	10,626	10,688	10,591

Weighted average number of common and common equivalent
shares outstanding	10,723	10,744	10,774	10,681

SELECTED FINANCIAL DATA:
Capital Expenditures	$1,552	$1,151	$6,472	$4,541

Depreciation and amortization	$1,073	$1,375	$4,469	$5,155

POWELL INDUSTRIES, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31, 2004	October 31, 2003
(In thousands)	(Unaudited)
Assets:
Current assets	$145,414	$141,313
Property, plant and equipment (net)	45,239	43,998
Other assets	5,556	5,029

Total assets	$196,209	$190,340

Liabilities & stockholders’ equity:
Current liabilities	$46,245	$44,424
Long-term debt and capital lease obligations, net of current maturities	6,626	6,891
Deferred and other long-term liabilities	3,222	2,421
Stockholders’ equity and minority interest	140,116	136,604

Total liabilities and stockholders’ equity	$196,209	$190,340

POWELL INDUSTRIES, INC. & SUBSIDIARIES
BUSINESS SEGMENTS

	Three Months Ended October 31,		Years Ended October 31,
	2004	2003	2004	2003
(In thousands)	(Unaudited)		(Unaudited)
Revenues:
Electrical Power Products	$40,048	$50,235	$173,456	$227,012
Process Control Systems	8,586	6,983	32,686	26,369

Total revenues	$48,634	$57,218	$206,142	$253,381

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle:
Electrical Power Products	$(1,473)	$3,124	$(87)	$12,491
Process Control Systems	41	523	1,066	1,353

Total income (loss) from continuing operations before income
taxes and cumulative effect of change in accounting principle	$(1,432)	$3,647	$979	$13,844

	October 31, 2004	October 31, 2003
(In thousands)	(Unaudited)
Identifiable Tangible Assets:
Electrical Power Products	$114,374	$127,266
Process Control Systems	11,889	14,269
Corporate	69,270	48,140

Total identifiable tangible assets	$195,533	$189,675

Backlog:
Electrical Power Products	$89,491	$96,986
Process Control Systems	44,763	60,473

Total backlog	$134,254	$157,459